AH 3/17/2003

SEC[redacted]COMMISSION CM

03015185

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED

MAR 0 4 2003

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-49298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Feis Trading Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Wacker Dr., Suite 1849
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Feis (312) 346-1962
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiss, Sugar, Dvorak & Dusek, Ltd.
(Name — *if individual, state last, first, middle name*)

20 N. Wacker Dr., Suite 2250	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

I, Lawrence Feis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feis Trading Corp., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Mary Jane S. Dullinger
Notary Public

OFFICIAL SEAL
MARY JANE S. DULLINGER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-28-2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS, SUGAR, DVORAK & DUSEK, LTD.
Certified Public Accountants & Consultants
20 North Wacker Drive, Suite 2250
Chicago, Illinois 60606
Telephone: (312) 332-6622
Facsimile: (312) 332-3707

Stanley H. Weiss, CPA
David S. Sugar, CPA
Kenneth G. Dvorak, CPA
Frank A. Dusek, CPA
Robert Rehayem, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
FEIS TRADING CORP.

We have audited the accompanying statement of financial condition of FEIS TRADING CORP. (an S corporation) as of December 31, 2002, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FEIS TRADING CORP. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss, Sugar, Dvorak & Dusek, Ltd.

Weiss, Sugar, Dvorak & Dusek, Ltd.

Chicago, Illinois
February 7, 2003

FEIS TRADING CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 120,580	
Receivable from broker-dealers and clearing organizations	432,613	
Marketable securities, at market value	57,648,068	
Investment in clearing organization	10,000	
Furniture and equipment, at cost less accumulated depreciation of $132,931	20,082	
Other assets	15,739	
Membership in exchanges, at cost (market value $1,560,200)	1,546,000	
		$ 59,793,082

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to broker-dealers and clearing organizations	$ 818,108	
Securities sold, not yet purchased at market value	40,309,612	
Income taxes payable	80,000	
Accounts payable, accrued expenses and other liabilities	70	
		$ 41,207,790
Stockholder's Equity		
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1 share	1	
Additional paid-in capital	6,006	
Retained earnings	18,579,285	
		18,585,292
		$ 59,793,082

The accompanying notes are an integral part of these financial statements.

FEIS TRADING CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2002

REVENUES		
Gross trading revenue	$ 14,450,224	
Interest and dividends	5,709,330	
Other revenue	86,350	
Total Revenues		$ 20,245,904
EXPENSES		
Commissions, exchange and clearance fees	4,459,518	
Interest and dividends	6,470,503	
Other expenses	3,211,646	
Total Expenses		14,141,667
INCOME BEFORE INCOME TAXES		6,104,237
PROVISION FOR INCOME TAXES		70,407
NET INCOME		$ 6,033,830

The accompanying notes are an integral part of these financial statements.

FEIS TRADING CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 6,033,830
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 39,180	
(Increase) decrease in operating assets:		
Net payable to broker-dealers	(51,973,522)	
Securities purchased, net	61,805,398	
Other assets	(11,371)	
Increase (decrease) in operating liabilities:		
Income taxes payable	(178,646)	
Accounts payable, accrued expenses and other liabilities	(3,790)	
Total Adjustments		9,677,249
NET CASH PROVIDED BY OPERATING ACTIVITIES		15,711,079
CASH FLOWS (USED) BY INVESTING ACTIVITIES		
Purchase of furniture and equipment		(38,909)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends		(15,560,000)
INCREASE IN CASH		112,170
CASH AT BEGINNING OF YEAR		8,410
CASH AT END OF YEAR		$ 120,580
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Income tax payments		$ 253,000

The accompanying notes are an integral part of these financial statements.

FEIS TRADING CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
Balance at December 31, 2001	$ 1	$ 6,006	$ 28,105,455	$ 28,111,462
Net income			6,033,830	6,033,830
Dividends paid			(15,560,000)	(15,560,000)
Balance at December 31, 2002	$ 1	$ 6,006	$ 18,579,285	$ 18,585,292

The accompanying notes are an integral part of these financial statements.

FEIS TRADING CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange, the American Stock Exchange and the Chicago Mercantile Exchage.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes
The stockholder of the Company has elected for it to be an S Corporation under the Internal Revenue Code. Instead of corporation income taxes, the stockholder of an S Corporation is taxed on the company's taxable income. Therefore, no provision for or benefits for federal income taxes have been included in these financial statements.

The Company is subject to Illinois Small Business Replacement Tax, which is based on the net income of the company. A provision for this tax is recorded as income taxes.

Depreciation
Depreciation is provided using accelerated methods using estimated useful lives of one to five years. The same methods are used for financial and income tax reporting.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS**

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

4. **MARKET VALUE OF FINANCIAL INSTRUMENTS**

The financial instruments of the Company are reported in the statement of condition at market value.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $4,308,362, which is $4,208,362 in excess of its required net capital of $100,000. The Company's net capital ratio was .019 to 1.

Schedule 1

FEIS TRADING CORP.
COMPUTATION OF NET CAPITAL
December 31, 2002

NET CAPITAL		
Total stockholder's equity		$ 18,585,292
Deductions and/or charges:		
Non-allowable assets:		
Investment in clearing organization	$ 10,000	
Furniture and equipment, net	20,082	
Other assets	15,739	
Membership in exchanges	1,546,000	
		1,591,821
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		16,993,471
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
Other securities	12,249,719	
Undue concentration	435,390	
		12,685,109
NET CAPITAL		$ 4,308,362
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 70	
Income taxes payable	80,000	
TOTAL AGGREGATE INDEBTEDNESS		$ 80,070
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement		$ 100,000
Excess net capital		$ 4,208,362
Excess net capital at 1,000%		$ 4,300,355
Percentage of aggregate indebtedness to net capital		1.9%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part IIA of Form X-17A-5 as of December 31, 2002)		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 4,308,362

Weiss, Sugar, Dvorak & Dusek, Ltd.
Certified Public Accountants & Consultants
20 North Wacker Drive, Suite 2250
Chicago, Illinois 60606
Telephone: (312) 332-6622
Facsimile: (312) 332-3707

Stanley H. Weiss, CPA
David S. Sugar, CPA
Kenneth G. Dvorak, CPA
Frank A. Dusek, CPA
Robert Rehayem, CPA

FEIS TRADING CORP.

In planning and performing our audit of the financial statements of FEIS TRADING CORP., for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FEIS TRADING CORP. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives.

Two of the objects of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Weiss, Sugar, Dvorak & Dusek, Ltd.

Weiss, Sugar, Dvorak & Dusek, Ltd.

Chicago, Illinois
February 7, 2003